FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Basis of Presentation

2.	Reconciling differences between IFRS and US GAAP

3.	Applicable recent developments under US GAAP

4.	Reconciliation of IFRS Net Profit and Shareholders’ Equity to US. GAAP for the 6 months ended June 30, 2007 and June 30, 2006

5.	Condensed IFRS consolidating information

6.	Consolidated ratios of earnings to fixed charges

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

This document includes IFRS interim financial information reconciled to US GAAP. On July 30, 2007 we filed our IFRS interim financial information for the six month period ended June 30, 2007.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

Any forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 31, 2007	By:	/s/ Huibert Boumeester
		Name:	Huibert Boumeester
		Title:	Chief Financial Officer

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Chief Accounting Officer

1.	Basis of Presentation

This report summarizes the effect of the application of US GAAP to ABN AMRO‘s equity and net profit attributable to shareholders of the parent company as determined under IFRS for the six months period ended June 30, 2007 included in our IFRS interim financial report.

2.	Reconciling differences between IFRS and US GAAP

The consolidated financial statements of ABN AMRO are prepared in accordance with International Financial Reporting Standards (IFRS) which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP).

The significant differences between IFRS and US GAAP that are applicable to the Group are as follows:

IFRS	US GAAP

Goodwill and business combinations
On transition to IFRS at January 1, 2004, the Group elected not to reinstate goodwill which had previously been written off to shareholders’ equity as a balance sheet asset.	The US GAAP balance sheet includes goodwill recognized prior to January 1, 2004.

In a step acquisition, the existing ownership interest in an entity must be revalued to the new valuation basis established at the time of acquisition. The increase in value is recorded directly in equity as a revaluation reserve.
In a step acquisition, the existing ownership interest remains at its original valuation.

Gains and losses on the disposal of foreign operations exclude the effect of cumulative currency translation differences arising prior to January 2004 as they were set to zero on the transition to IFRS.

Gains and losses on the disposal of foreign operations include cumulative currency translation differences prior to January 2004.
Allowances for loan losses
The principles for determining loan loss allowances under IFRS rely on an incurred loss model.	US GAAP principles are consistent with IFRS, however differences in application exist.
Financial investment
Debt securities included in the Group’s investment portfolio that are traded on an active market are typically classified as Available-for-Sale (AFS) assets.	Non-marketable investments classified as AFS and recorded at fair value under IFRS are recorded at cost under US GAAP.

IFRS standards exclude changes in fair value attributable to movements in the risk-free interest rate, in and of itself, as evidence of a potential impairment.	US GAAP standards include changes in fair value attributable to movements in the risk-free interest rate, in and of itself, as evidence of a potential impairment.

Under IFRS an impairment recognized does not establish a new cost basis for the underlying debt or equity security. Impairment of debt securities may be reversed through income if there is a subsequent increase in fair value that can be objectively related to a new event.
Under US GAAP recognized impairment establishes a new cost basis for the underlying debt or equity security. Under US GAAP an impairment loss cannot be reversed through income.

IFRS	US GAAP

Changes in the fair value of AFS debt securities arising from changes in foreign exchange rates are recorded in income as exchange differences. Such differences are typically offset by exchange difference on matched currency funding.

Under US GAAP changes in the fair value of AFS debt securities arising from changes in foreign exchange rates are recorded in shareholders’ equity and transferred to income on disposal of the security.

On the transition to IFRS, certain debt securities were designated as Held-to-Maturity (HTM) assets.
Investments designated as HTM under IFRS were transferred for US GAAP purposes from the AFS portfolio at fair value to the HTM portfolio on January 1, 2004. The unrealized gains and losses recorded in equity as of January 1, 2004 are amortized to income over the remaining contractual life of the securities using the effective yield method.

Private equity
Under IFRS, all investments where the Group has control are consolidated in the Group’s financial statements.

For all investments where the Group has a financial interest that is not controlling, the Group has elected to designate these investments as fair value through income with changes in fair value from period to period being recorded in income.

Under US GAAP the Group accounts for its private equity investments held by private equity subsidiaries in accordance with the American Institute of Certified Public Accountants (AICPA) Auditing and Accounting Guide, “Audits of Investment Companies”. Consequently, such investments are recorded at their fair value with changes in fair value from period to period recognized in income.

Pensions and other post-retirement benefits
Defined benefit pension schemes and other post-retirement benefits are actuarially assessed each year. The difference between the fair value of the plan assets and the present value of the obligation at the balance sheet date, adjusted for any unrecognized actuarial gains and losses and past service costs recognized on the balance sheet date as an asset or liability.

Pension and other post-retirement benefit assets and liabilities were recognized in full on transition to IFRS.

The adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” in 2006 replaced the requirement to record an additional minimum liability. SFAS 158 requires the full recognition of the funded status of the Group’s defined benefit pension plan as an asset or liability in the year-end balance sheet.

Under US GAAP differences arise as compared to IFRS from the different dates of adoption used for calculations.

Share based payment plans
Under IFRS, share based options and other share based payment schemes are recognized over the vesting period at fair value calculated at grant date, in income and equity.
Under US GAAP, share based options granted prior to January 1, 2006 were recorded based on intrinsic values. New awards and awards modified, repurchased or cancelled after that date are recorded based on initial fair values similar to IFRS. Difference also can occur in the timing of recognition for the tax impact of share based payment schemes.

IFRS	US GAAP

Restructuring provisions
Under IFRS, costs associated with onerous operating lease payments are recognized when the decision to terminate the lease is made.
Under US GAAP, costs associated with onerous operating lease contracts are recognized once there are no economic benefits received by the lessee, which is typically the date on which the leased property is vacated.

Under IFRS, provisions are made for any direct restructuring costs that management is committed to, has a detailed formal plan, and has raised a valid expectation of carrying out that plan in those affected and other parties such as customers and suppliers.

Under US GAAP, even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of that exit plan may be provided for. For example, one-time employee termination costs are recognized rateably over any required employee service period if the termination period is longer than the minimum retention period.

Derivatives used for hedging
Where derivative instruments have been entered into and designated in hedging relationships in accordance with the provisions of IFRS, hedge accounting has been applied from the date of designation.

The Group applied the IFRS 1 hedge accounting transition provisions at January 1, 2004.

Prior to January 1, 2005, derivatives designated for hedge accounting under US GAAP were limited to those undertaken by the Group in North America and those used by the Group to hedge net investments in non-Euro operations.

Since January 1, 2005, the designation of hedges for US GAAP reporting has been extended to include those hedge relationships that qualify under US GAAP and can be accounted for the same as under IFRS.

Mortgage servicing rights
Mortgage servicing rights hedged under a fair value hedging relationship are adjusted for changes in fair value, with changes in fair value for the hedged portion, from period to period, recognized directly in income.

Under US GAAP, hedge accounting was applied from January 1, 2001 whereas from January 1, 2004 under IFRS. This difference affected the reporting of the Group’s mortgage banking activities in the US sold at the beginning of 2007.

Fair value differences
Under IFRS, the Group has elected to apply the fair value through income option to certain non-controlling equity investments, mortgages originated and held for sale, unit-linked investments held for the account of insurance policy holders and certain structured liabilities.

US GAAP does not permit the fair value through income designation until the adoption of FAS 157 and FAS 159. Consequently, those assets and liabilities designated at fair value through income under IFRS are accounted for under the appropriate US GAAP guidance applicable to each individual asset or liability.

Preference shares
Under IFRS, preference shares issued by ABN AMRO Holding N.V. are classified as debt due to the non discretionary nature of the preference dividend payment. Preference dividends are recorded as interest payments in the consolidated financial statements.
Under US GAAP, preference shares are classified as equity as they are legally equity instruments and are not mandatorily redeemable by either the issuer or the holder.

IFRS	US GAAP

Loan Origination Costs
Under IFRS, certain direct costs of origination, typically internal costs, are not considered to be incremental to the origination of a financial instrument. These costs are not deferred and amortized to income over the life of the loan as an adjustment to the effective yield and instead are recognized directly in expense.

US GAAP requires that loan origination fees and direct costs of origination, whether internal or external, be deferred and amortized to income over the life of the loan as an adjustment to interest income as part of the effective yield on the loan.

Sales and lease back
Under IFRS, gains arising from a sale and operating leaseback transaction are recognized immediately in income when the transaction has been entered into at fair value.	Under US GAAP, gains arising from a sale and operating leaseback transaction are generally deferred and amortized over the future period of the operating lease.

Consolidation of Special Purpose Entities
SIC-12 applies to activities regardless of whether they are conducted by a legal entity. Under SIC-12, an SPE is consolidated by the entity that is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group or the Group holding the majority of the risks and rewards of the SPE. The concept of economic benefit or risk is a major part of the analysis.

FIN 46(R) only applies to legal structures. FIN 46(R) is a consolidation model that requires consolidation assessments to be made where a company has a controlling financial interest via means other than through voting stock. FIN 46(R) requires consolidation when a party is exposed to the majority of an entity’s expected losses or the majority of the residual returns.
The guidance in FIN 46(R) is more detailed than SIC-12 and may result in different consolidation outcomes than those identified in SIC-12.

Jointly controlled entities
The consolidated financial statements include the Group’s proportionate share of jointly controlled entities assets, liabilities, income and expense on a line-by-line basis.	Under US GAAP, jointly controlled entities are recorded using the equity method of accounting.

3.	Applicable recent developments under US GAAP

Adopted pronouncements

FIN 48: Accounting for Uncertainty in Income Taxes

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48).

This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.

The FASB decided at the January 17, 2007 Board meeting not to delay the effective date of FIN 48 but agreed to release a proposed amendment to FIN 48 which amends the term “ultimately settled”, in the context of recognizing previously unrecognized tax benefits, to “effectively settled” whilst also providing a number of conditions which must be present to demonstrate that the a tax position has been “effectively settled”.

The Group adopted FIN 48 as of January 1, 2007. The adoption had a negative impact on shareholders’ equity of EUR 16 million.

The Company classifies interest as interest expense and penalties as tax expense.

The total unrecognized tax benefits as of June 30, 2007 are EUR 1.9 billion.

The total amount of accrued interest and penalties recognized in the balance sheet at June 30, 2007 is approximately EUR 370 million.

The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.

The following are the major tax jurisdictions in which the Group and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction:	Tax year:
Brazil	2002
Italy	2002
Netherlands	2002
United Kingdom	1999
United States	2000

SFAS 155: Accounting for Certain Hybrid Financial Instruments

On February 16, 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments” (SFAS 155).

SFAS 155 permits entities to elect to measure at fair value through earnings hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. This fair value election is made on an instrument-by-instrument basis and is irrevocable. It is available for all qualifying hybrid instruments that exist as of the date of adoption, January 1, 2007, as well as new instruments issued or acquired after the date of adoption.

Adoption of SFAS 155 on January 1, 2007 had a positive impact on shareholder’s equity of EUR 56 million net of tax and was posted in “Other Fair Value Differences”. SFAS 155 was applied to hybrid notes already held at fair value under IFRS, thus removing a IFRS-US GAAP reconciling item.

Pronouncements to be adopted in 2008

SFAS 157: Fair Value Measurements

On September 15, 2006, the FASB released SFAS 157, "Fair Value Measurements” (SFAS 157). The Statement is applicable to the Group in 2008.

The standard provides companies enhanced guidance on using fair value to measure financial assets and liabilities and applies whenever other statements require (or permit) assets or liabilities to be measured at fair value. The FASB states that SFAS 157 “does not expand the use of fair value in any new circumstances.”

SFAS 157 introduces a definition of fair value: “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

SFAS 157 will change current practice by requiring certain methods to be used to measure fair value and establishes a three level hierarchy for measuring fair value and expands disclosures about fair value measurements.

SFAS 159: The Fair Value Option for Financial Assets and Financial Liabilities

On February 15, 2007, the FASB released SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The Statement is applicable to the Group in 2008.

The standard provides companies an option to report selected financial assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The guidance provided by SFAS 159 further aligns the guidance provided by the fair value option allowed under IAS 39, ‘Financial Instruments: Recognition and Measurement’.

The Groups continues its work on the adoption of SFAS 157: Fair Value Measurements and SFAS 159: The Fair Value Option for Financial Assets and Financial Liabilities.

Other pronouncements

SFAS 156: Accounting for Servicing of Financial Assets

On March 17, 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement 140" (SFAS 156).

The standard provides companies accounting guidelines for all separately recognized servicing assets and servicing liabilities and requires entities to initially recognize servicing rights at fair value and to subsequent measure at amortized cost or fair value.

At the beginning of 2007 ABN AMRO sold ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business. Accordingly, this statement has no impact on the Group’s equity or net profit as determined in accordance with US GAAP.

4.	Reconciliation of IFRS Net Profit and Shareholders’ Equity to US GAAP for the 6 months ended June 30, 2007 and June 30, 2006

Reconciliation to US GAAP

Reconciliation to US GAAP	Equity attributable to shareholder’s of the parent as at		Net Profit for the six months ended
	June 30, 2007	December 31, 2006	June 30, 2007	June 30, 2006
	(in millions of €, except per share data)
Amounts determined in accordance with IFRS	24,681	23,597	2,165	2,219
US GAAP Adjustments:
Goodwill and business combinations	4,476	4,446	(12)	(24)
Allowance for loan losses	(552)	(540)	(25)	(162)
Financial investments	76	104	-	25
Private equity investments	50	175	(125)	33
Pensions	(644)	(658)	(52)	(74)
Share based payments	-	-	-	4
Restructuring provisions	28	60	(33)	(109)
Derivative used for hedging	(140)	250	222	516
Mortgage servicing rights	-	162	(158)	8
Other fair value differences	147	(119)	186	(239)
Preference shares	768	768	18	18
Other equity and income differences	60	40	20	29
Taxes	(200)	(205)	(29)	(35)

Total of adjustments	4,069	4,483	12	(10)

Amounts in accordance with US GAAP	28,750	28,080	2,177	2,209

Preferred dividend			18	18

Profit attributable to ordinary shareholders			2,159	2,191
Shareholders’ equity per ordinary share under US GAAP	15.08	14.73
Net profit under US GAAP			2,159	2,191
from continuing operations			1,767	1,776
from discontinued operations			392	415

Basic earnings per ordinary share under US GAAP	1.16	1.18
from continuing operations	0.95	0.96
from discontinued operations	0.21	0.22

Diluted earnings per ordinary share under US GAAP	1.15	1.18
from continuing operations	0.94	0.96
from discontinued operations	0.21	0.22

Reconciliation of net profit under IFRS and US GAAP

The following text explains the significant adjustments to ABN AMRO’s profit attributable to the shareholders of the parent company for the six months ended June 30, 2007 that result from the application of US GAAP instead of IFRS.

Net profit for the six months ended June 30, 2007, in accordance with US GAAP, was EUR 12 million higher than net profit in accordance with IFRS, principally as a result of:

(i)	EUR 222 million higher result attributable to differences in the application of hedge accounting.

(ii)	EUR 186 million higher result from differences in the application of fair value measurements.

(iii)
EUR 158 million lower result for mortgage servicing rights due to the sale of ABN AMRO Mortgage Group Inc., US-based residential mortgage broker origination platform and servicing business. Under US GAAP these servicing assets where recorded at a higher amount at December 31, 2006, leading to a lower disposal profit under US GAAP in 2007.

(iv)
EUR 125 million lower result reflecting the reversal of the fair value gain recorded under IFRS on the sale of the shares in AAC Capital Holdings B.V. to the management of this company and the resulting loss of control over investments managed by this company. Under US GAAP these investments were already at fair value.

(v)	EUR 52 million lower result due to of higher costs for pensions and post-retirement benefits.

5.	Condensed IFRS Consolidating Information

Condensed consolidating balance sheet as at June 30, 2007

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	9,559	-	4,926	-	14,485
Financial assets held for trading	-	228,034	-	21,942	(1,051)	248,925
Financial Investments	20	90,219	-	29,388	(17,926)	101,701
Loans and receivables – banks	3,469	230,660	456	108,372	(159,619)	183,338
Loans and receivables – customers	-	301,328	-	194,019	(53,443)	441,904
Equity accounted investments	24,156	26,157	-	1,372	(50,094)	1,591
Property and equipment	-	1,523	-	2,275	-	3,798
Goodwill and other intangible assets	-	5,116	-	2,024	-	7,140
Assets of businesses held for sale	-	-	-	84,442	-	84,442
Accrued income and prepaid expenses	-	6,108	-	3,714	-	9,822
Other assets	-	7,081	-	15,832	-	22,913
Total assets	27,645	905,785	456	468,306	(282,133)	1,120,059
Financial liabilities held for trading	-	151,595	-	8,114	-	159,709
Due to banks	2,115	265,683	-	141,328	(154,827)	254,299
Due to customers	20	337,327	-	75,150	(58,237)	354,260
Issued debt securities	-	101,192	453	108,491	(18,976)	191,160
Provisions	-	1,510	-	6,441	-	7,951
Liabilities of businesses held for sale	-	-	-	80,380	-	80,380
Accrued expenses and deferred income	-	5,918	3	2,789	-	8,710
Other liabilities	61	6,075	-	15,917	-	22,053
Subordinated liabilities	768	12,356	-	1,583	-	14,707
Shareholders equity attributable to the parent company	24,681	24,156	-	25,937	(50,093)	24,681
Minority interests	-	(27)	-	2,176	-	2,149
Total liabilities and equity	27,645	905,785	456	468,306	(282,133)	1,120,059
Reconciliation to US GAAP
Shareholders equity attributable to the parent company as reported in the condensed balance sheet	24,681	24,156	-	25,937	(50,093)	24,681
US GAAP Adjustments:
Goodwill and business combinations	-	584	-	3,892	-	4,476
Allowance of loan loss	-	-	-	(552)	-	(552)
Financial investments	-	80	-	(4)	-	76
Private equity investments	-	-	-	50	-	50
Pensions	-	(634)	-	(10)	-	(644)
Share based payments	-	-	-	-	-	-
Restructuring provisions	-	-	-	28	-	28
Derivatives used for hedging	-	(140)	-	-	-	(140)
Mortgage banking activities	-	-	-	-	-	-
Other fair value differences	-	147	-	-	-	147
Preference shares	768	-	-	-	-	768
Other equity and income differences	-	(7)	-	67	-	60
Taxes	-	86	-	(286)	-	(200)
Reconciling items subsidiaries (net)	3,301	3,185	-	-	(6,486)	-
Shareholders equity and net profit under US GAAP	28,750	27,457	-	29,122	(56,579)	28,750

Condensed consolidating balance sheet as at December 31, 2006

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify		ABN AMRO consolidated
Cash and balances at central banks	-	6,379	-	5,938	-		12,317
Financial assets held for trading	-	187,802	-	19,159	(1,225)		205,736
Financial Investments	20	88,857	-	50,863	(14,359)		125,381
Loans and receivables – banks	2,487	185,121	489	117,500	(170,778)		134,819
Loans and receivables – customers	-	258,139	-	227,000	(41,884)		443,255
Equity accounted investments	21,940	26,423	-	1,338	(48,174)		1,527
Property and equipment	-	1,532	-	4,738	-		6,270
Goodwill and other intangible assets	-	4,928	-	4,479	-		9,407
Assets of businesses held for sale	-	-	-	12,048	(198)		11,850
Accrued income and prepaid expenses	-	4,984	-	4,306	-		9,290
Other assets	3	8,647	-	18,563	(1)		27,212
Total assets	24,450	772,812	489	465,932	(276,619)		987,064
Financial liabilities held for trading	-	136,571	-	8,793	-		145,364
Due to banks	-	195,382	-	139,190	(146,583)		187,989
Due to customers	20	303,615	-	124,830	(66,082)		362,383
Issued debt securities	-	88,358	489	128,783	(15,584)		202,046
Provisions	-	1,348	-	6,500	2		7,850
Liabilities of businesses held for sale	-	-	-	3,905			3,707
Accrued expenses and deferred income	-	6,462	-	4,178	(198)		10,640
Other liabilities	65	6,139	-	15,773	-		21,977
Subordinated liabilities	768	12,997	-	5,448	-		19,213
Shareholders equity attributable to the parent company	23,597	21,940	-	26,234	(48,174)		23,597
Minority interests	-	-	-	2,298	-		2,298
Total liabilities and equity	24,450	772,812	489	465,932	(276,619)		987,064
Reconciliation to US GAAP
Shareholders equity attributable to the parent company as reported in the condensed balance sheet	23,597	21,940	-	26,234	(48,174	))))	23,597
US GAAP Adjustments:
Goodwill and business combinations	-	586	-	3,860	-		4,446
Allowance of loan loss	-	-	-	(540)	-		(540)
Financial investments	-	110	-	(6)	-		104
Private equity investments	-	-	-	175	-		175
Pensions	-	(634)	-	(24)	-		(658)
Share based payments	-	-	-	-	-		-
Restructuring provisions	-	15	-	45	-		60
Derivatives used for hedging	-	215	-	35	-		250
Mortgage banking activities	-	-	-	162	-		162
Other fair value differences	-	(119)	-	-	-		(119)
Preference shares	768	-	-	-	-		768
Other equity and income differences	-	18	-	22	-		40
Taxes	-	83	-	(288)	-		(205)
Reconciling items subsidiaries (net)	3,715	3,441	-	-	(7,156)		-
Shareholders equity and net profit under US GAAP	28,080	25,655	-	29,675	(55,330	))))	28,080

The condensed income statements for the six months periods ended June 30, 2007 and 2006 are presented in the following tables:

Supplemental condensed consolidating statement of income June 30, 2007

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	36	1,822	-	2,736	-	4,594
Results from consolidated subsidiaries	2,144	2,076	-	-	(4,220)	-
Net commissions	-	1,304	-	1,568	-	2,872
Trading income	-	1,569	-	371	-	1,940
Results from financial transactions	-	20	-	647	-	667
Other operating income	-	135	-	3,081	-	3,216
Total operating income	2,180	6,926	-	8,403	(4,220)	13,289

Operating expenses	1	4,532	-	5,772	-	10,305
Provision loan losses	-	252	-	634	-	886
Operating profit before tax	2,179	2,142	-	1,997	(4,220)	2,098
Taxes	14	(2)	-	420	-	432
Discontinued operations	-	-	-	554	-	554
Profit for the year	2,165	2,144	-	2,131	(4,220)	2,220
Minority interests	-	-	-	55	-	55
Net profit attributable to shareholders of the parent company	2,165	2,144	-	2,076	(4,220)	2,165

Reconciliation to US GAAP
Goodwill and business combinations	-	-	-	(12)	-	(12)
Allowance of loan loss	-	-	-	(25)	-	(25)
Financial investments	-	-	-	-	-	-
Private equity investments	-	-	-	(125)	-	(125)
Pensions	-	(49)	-	(3)	-	(52)
Share based payments	-	-	-	-	-	-
Restructuring provisions	-	(15)	-	(18)	-	(33)
Derivatives used for hedging	-	222	-	-	-	222
Mortgage banking activities	-	-	-	(158)	-	(158)
Other fair value differences	-	186	-	-	-	186
Preference shares	18	-	-	-	-	18
Other equity and income differences	-	10	-	10	-	20
Taxes	-	(92)	-	63	-	(29)
Reconciling items subsidiaries (net)	(6)	(268)	-	-	274	-
Net profit under US GAAP	2,177	2,138	-	1,808	(3,946)	2,177

Supplemental condensed consolidating statement of income June 30, 2006

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify		ABN AMRO consolidated
Net interest income	27	1,981	-	2,303	-		4,311
Results from consolidated subsidiaries	2,206	1,502	-	-	(3,708)		-
Net commissions	-	1,131	-	1,471	-		2,602
Trading income	-	1,274	-	203	-		1,477
Results from financial transactions	-	(97)	-	418	-		321
Other operating income	-	276	-	2,970	-		3,246
Total operating income	2,233	6,067	-	7,365	(3,708)		11,957

Operating expenses	1	3,494	-	5,715	-		9,210
Provision loan losses	-	216	-	504	-		720
Operating profit before tax	2,232	2,357	-	1,146	(3,708)		2,027
Taxes	13	151	-	184	-		348
Discontinued operations	-	-	-	573	-		573
Profit for the year	2,219	2,206	-	1,535	(3,708)		2,252
Minority interests	-	-	-	33	-		33
Net profit attributable to shareholders of the parent company	2,219	2,206	-	1,502	(3,708	))))	2,219

Reconciliation to US GAAP
Goodwill and business combinations	-	(4)	-	(20)	-		(24)
Allowance of loan loss	-	-	-	(162)	-		(162)
Financial investments	-	25	-	-	-		25
Private equity investments	-	-	-	33	-		33
Pensions	-	(69)	-	(5)	-		(74)
Share based payments	-	4	-	-	-		4
Restructuring provisions	-	(85)	-	(24)	-		(109)
Derivatives used for hedging	-	429	-	87	-		516
Mortgage banking activities	-	-	-	8	-		8
Other fair value differences	-	(209)	-	(30)	-		(239)
Preference shares	18	-	-	-	-		18
Other equity and income differences	-	-	-	29	-		29
Taxes	-	(18)	-	(17)	-		(35)
Reconciling items subsidiaries (net)	(28)	(101)	-	-	129		-
Net profit under US GAAP	2,209	2,178	-	1,401	(3,579)		2,209

Supplemental Consolidating Statement of Cash Flow

Condensed consolidating statement of cash flow June 30, 2007

	Holding company	Bank company	Subsidiaries		Eliminate and reclassify		ABN AMRO consolidated
Net cash flow from operations/banking activities from continuing operations	168	1,317	(1,334	))))	(297	))))	(146	))))
Net cash flow from operations/banking activities from discontinued operations	-	-	(9,254	))))	-		(9,254	))))
Net outflow of investment / sale of securities investment portfolios	-	751	(3,315)		-		(2,564)
Net outflow of investment / sale of participating interests	-	-	(195)		-		(195)
Net outflow of investment / sale of property and equipment	-	(77)	224		-		147
Net outflow of investment / sale of intangibles	-	(47)	(79)		-		(126)
Net cash flow from investing activities from continuing operations	-	627	(3,365)		-		(2,738)
Net cash flow from investing activities from discontinued operations	-	-	9,373		-		9,373
Net increase (decrease) of subordinated liabilities	-	(228)	207		-		(21)
Net increase (decrease) of long-term funding	-	3,183	5,964		-		9,147
Net increase (decrease) of (treasury) shares	(786)	-	-		-		(786)
Other changes in equity	-	-	(110)		-		(110)
Cash dividends paid	(469)	-	(297)		297		(469)
Net cash flow from financing activities from continuing operations	(1,255)	2,955	5,764		297		7,761
Net cash flow from financing activities from discontinued operations	-	-	(146)		-		(146)

Cash flow	(1,087)	4,899	1,038		-		4,850

Condensed consolidating statement of cash flow June 30, 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net cash flow from operations/banking activities from continuing operations	1,457	(2,952)	2,380	(2,912)	(2,027)
Net cash flow from operations/banking activities from discontinued operations	-	-	(842)	-	(842)
Net outflow of investment / sale of securities investment portfolios	-	(6,853)	814	-	(6,039)
Net outflow of investment / sale of participating interests	-	(1,014)	(6,331)	-	(7,345)
Net outflow of investment / sale of property and equipment	-	(61)	(62)	-	(123)
Net outflow of investment / sale of intangibles	-	(117)	(343)	-	(460)
Net cash flow from investing activities from continuing operations	-	(8,045)	(5,922)	-	(13,967)
Net cash flow from investing activities from discontinued operations	-	-	1,264	-	1,264
Net increase (decrease) of subordinated liabilities	-	-	132	-	132
Net increase (decrease) of long-term funding	-	3,749	3,233	-	6,982
Net increase (decrease) of (treasury) shares	(386)	-	-	-	(386)
Other changes in equity	-	-	33	-	33
Cash dividends paid	(420)	(1,521)	(1,391)	2,912	(420)
Net cash flow from financing activities from continuing operations	(806)	2,228	2,007	2,912	6,341
Net cash flow from financing activities from discontinued operations	-	-	93	-	93

Cash flow	651	(8,769)	(1,020)	-	(9,138)

6.	Consolidated ratios of earnings to fixed charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to US GAAP.
	6 months ended June 30,
	2007	2006[2]
Excluding Interest on Deposits[1]	2.04	1.93
Including Interest on Deposits[1]	1.22	1.24

1 Deposits include Banks and Total customer accounts.  See the Consolidated Financial Statements as included in our Form 20-F for 2006.
2 The 2006 ratios have been adjusted for the presentation of LaSalle as discontinued operations and the presentation of interest income and expense related to trading activities in the trading result.